UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ROCKET FUEL INC.

(Name of Subject Company (Issuer))

SIZMEK INC.

FUEL ACQUISITION CO.

(Name of Filing Persons (Offerors))

VECTOR CAPITAL IV, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

Mark Grether

Sizmek Inc.

500 West Fifth Street, Suite 900

Austin, Texas 78701

(512) 469-5900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey Golden

Joshua Zachariah

Kirkland & Ellis LLP

555 California Street, Suite 2700

San Francisco, California 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Sizmek Inc. (“Parent”) and Fuel Acquisition Co. (“Merger Sub”), a wholly-owned subsidiary of Parent, for all of the outstanding common stock of Rocket Fuel Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 17, 2017, by and among Parent, Purchaser and the Company.

The exhibits are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of Parent dated July 18, 2017

99.2	Blog Post by Parent

99.3	Presentation Slides for All-Hands Meeting dated July 18, 2017

99.4	Frequently Asked Questions dated July 18, 2017

99.5	Talking Points for Conversations with Clients dated July 18, 2017

99.6	Email to Employees of Parent

99.7	Email to Customers and Partners of Parent

99.8	Post All-Hands Meeting Email to Employees of Parent